CIBT EDUCATION GROUP INC.
International Head Office:
Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net Web: www.cibt.net

CIBT Reports Nine Month Results

July 15th, 2009 CNW Group: CIBT Education Group Inc. (the "Company") (NYSE Amex & TSXV symbol: MBA) is pleased to report its fiscal 2009 third quarter operating results as of May 31, 2009.

For the nine months ending May 31, 2009, the Company's gross revenue totaled $31,761,891 as compared to $24,696,526 for the nine months ending June 30, 2008, an increase of 29%. EBITDA (Earnings Before Interest Taxes Depreciation & Amortization) for the nine months ending May 31, 2009 was $2,140,809 as compared to $27,498 for the nine months ending June 30, 2008, an increase of 7,685%. Adjusting the EBITDA for the non-cash stock-based compensation expense and other non-cash expense items would result in an adjusted EBITDA of $2,728,922 for the nine months ending May 31, 2009, as compared to $1,153,225 for the nine months ending June 30, 2008, an increase of 137%. Net income after deduction of all non-cash expenses such as amortization, depreciation, good-will and stock based compensation for the nine months ending May 31, 2009 was $202,277.

Using an EBITDA analysis allows management to isolate financial statement items and actual financial results from normalized operations that contribute to the changes in income figures.

To view a copy of the Company's interim financial statements for the three months ending May 31, 2009, please visit www.sedar.com or www.sec.gov/edgar.shtml.

CIBT Education Group Inc.

"Toby Chu"

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net